PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Discloses Work Completed According to TOR Requirements

Vancouver BC,  January 9, 2013:  The Company would like to provide some information on the extent of work completed during the Morrison Copper/Gold Project Environmental Assessment period.

The Company completed all work according to the Approved Terms of Reference (“TOR”).  The TOR specified the information requirements for conducting the environmental assessment and was approved by the British Columbia Environmental Assessment Office (“BCEAO”) in May 2009.

The Environmental Assessment Certificate (“EAC”) documentation contained approximately 16,000 pages.  As a result of comments received from Reviewers during the Application Screening and Review process, the Company submitted an Addendum to the EAC Application; a Review Response Report Rev 1; a Review Response Report Rev 2; a 3rd Party Review Response Report and a 3rd Party Review Response Report Addendum in addition to the EAC Application submitted in September 2009.

As a result of the large number of individual documents submitted, the Company prepared an Application Information Key (“AIK”).  The AIK’s purpose was to assist the Reviewers by identifying the order of precedence of the various documents submitted.  Effectively, the order of precedence addresses any potential differences between documents, such as variations in results or assessments, by identifying the more current documents that take precedence over prior documents.  The AIK summarizes the primary change from the EAC Application of September 2009.

For your information, we have made the AIK available at the following link on our website:

http://www.pacificbooker.com/pdf/Application%20Information%20Key.pdf

Please copy and paste this link into your internet browser if you experience any difficulties with it.

The BCEAO concluded that the Company adequately and reasonably addressed all the issues raised by the government agencies, First Nations and the public (over 70 government agency reviewers, nine organizations and over 800 issues/comments).

The Company would like to know “what are the goalposts for an Environmental Assessment, if it is not the TOR”?

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml